
December 28, 2010

Mr. Walter G. Goodrich
Chief Executive Officer
Goodrich Petroleum Corporation
801 Louisiana, Suite 700
Houston, TX 77002

> **Re: Goodrich Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Response Letter Dated December 8, 2010**
> **File No. 001-12719**

Dear Mr. Goodrich:

We have reviewed your response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Business and Properties, page 3

Net Production, Unit Prices and Costs, page 10

1.   We read your response to prior comment 3, but it appears you addressed only that production information required by Item 1204(a) of Regulation S-K for your oil fields is unnecessary, due to immateriality. However, we note the following disclosure on page 3 of your filing, "We own working interests in 466 active oil and gas wells located in 24 fields in six states." [Emphasis added.] Additionally, on page 6, you indicate that two fields, Beckville and Bethany Longstreet, each contain 15% or more of your total proved reserves. Accordingly, please expand your disclosures to also provide production information by final product sold for each field that contains 15% or more of your total

proved reserves, whether a natural gas or oil field, or explain to us why you concluded that the information for each significant field was not required.

You may contact Donald F. Delaney, at (202) 551-3863, or Shannon F. Buskirk, at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3311, with any other questions.

Sincerely,

Ethan M. Horowitz
Branch Chief